Capital Injection into Shinhan Bank

Following approval at the BOD meeting held on December 18, 2008, Shinhan Financial Group (“SFG”) decided to invest KRW 800billion in Shinhan Bank (“SHB”), our 100% owned bank subsidiary. SFG will purchase 80,000,000 common shares of SHB for the fresh capital injection on December 23, 2008. The purpose of the capital injection is to enhance SHB’s Tier 1 capital base. SFG will fund this transaction with interim dividend of KRW 600 billion from Shinhan Card to be up-streamed on December 22, 2008 and our own funding of KRW 200 billion.